Jeffrey T. Haughey

Partner

4801 Main Street, Suite 1000

Kansas City, MO 64112

Direct: 816.983.8146

Fax: 816.983.8080

jeff.haughey@huschblackwell.com

December 9, 2011

VIA EDGAR

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Re:	WireCo WorldGroup Inc.

Amendment No. 2 to Form S-4

Filed November 18, 2011

File No. 333-174896

Dear Mr. Ingram:

We have set forth below the responses of WireCo WorldGroup Inc. (“WireCo” or the “Company”) and its Co-Registrants to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated December 2, 2011. The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment No. 3”). Amendment No. 3 reflects the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom. To expedite your review, we are also sending you copies of the Amendment No. 3 marked to show changes from the filing on November 18, 2011. All page references in the Company’s responses are to the marked copies of the Amendment No. 3. For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

General

1.	Comment: Please revise the Company Information section in EDGAR to include your Current Fiscal Year End. This field is currently blank.

Response: The Company Information section in EDGAR has been revised to include the Company’s Current Fiscal Year End as requested.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

December 9, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

Critical Accounting Policies, page 89

Impairment of Property, Plant and Equipment and Finite-Lived Intangible Assets, page 89

2.	Comment: We note your response to comment 13 in our letter dated September 2, 2011. You indicate that if the carrying amount exceeds its estimated undiscounted net cash flows, the asset’s carrying value is reduced to its estimated fair value. You also disclose that fair value is typically estimated using an undiscounted cash flow analysis. Please address the appropriateness of whether fair value is estimated using “undiscounted cash flows” as opposed to using “discounted cash flows.” Refer to ASC 360-10-35-36.

Response: This disclosure has been revised on page 90 as requested.

Executive Compensation, page 117

Compensation Discussion and Analysis, page 117

Elements of Our Compensation Program, page 117

Annual Incentives, page 118

3.	Comment: For each named executive officer, please explain why the compensation reported in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table is not consistent with the amounts reported in the tables on pages 118 and 120 relating to the calculation of 2010 bonuses.

Response: The amounts have been revised on page 122 to be consistent with the amounts on pages 118 and 120 as requested.

Financial Statements

Financial Statements – December 31, 2010

(19) Condensed Consolidating Financial Statements, page F-62

4.

Comment: You have removed disclosure from this footnote indicating that the Guarantors will be 100% owned upon completion of the reorganization. We understand that the reorganization has now occurred. Please revise this footnote and the similar footnote in the interim financial statements to clearly state, if true, that each of the

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

December 9, 2011

Guarantors is 100% owned by the Company. Refer to Rule 3-10 of Regulation S-X, including the definition in paragraph (h)(1).

Response: The disclosures on pages F-19 and F-62 have been revised as requested.

Signatures, page II-29

5.	Comment: We note your response to comment 26 in our letter dated September 2, 2011. Please identify the individual who has signed the registration statement for WireCo WorldGroup Poland Holdings Sp. z o.o in the capacity of principal accounting officer.

Response: This signature page has been revised as requested.

Exhibit 5.7 – Form of Opinion of Arendt and Medernach LLC

6.	Comment: We note your response to comment 33 of our letter dated September 2, 2011 and continue to believe that the assumption in paragraph (xiii) is overly broad. Counsel may revise the opinion consistent with the explanation submitted in response to our prior comment so that it is clear which matters relating to the Domiciliation Law are being assumed for purposes of rendering the opinion.

Response: This opinion has been revised as requested.

Exhibit 5.8 – Form of Opinion of Wardynski I Wspolnicy Sp.k

7.	Comment: We note the last sentence of counsel’s opinion, which states, “No person (other than the above-mentioned entities) into whose possession a copy of this opinion comes may rely on this opinion, without our express written consent addressed to him.” Please have counsel revise its opinion to remove this limitation upon reliance. While counsel may limit its opinion as to purpose, it may not limit the persons who may rely upon the opinion.

Response: This opinion has been revised as requested.

Exhibit 5.9 – Form of Opinion of PRK Partners s.r.o.

8.	Comment: We note the following language in the last paragraph of counsel’s opinion:

Other than for the consented purposes, this opinion is not to be transmitted to anyone nor is it to be relied upon by anyone or for any other purpose or quoted or referred to in any public document or filed with anyone without our written consent. We accept no responsibility or legal liability to any person other than the addressees in relation to the contents of this opinion.

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

December 9, 2011

Please have counsel revise its opinion to remove these limitations. While counsel may limit its opinion as to purpose, it may not limit the persons who may rely upon the opinion or its responsibility or legal liability to any persons for the contents of its opinion.

Response: This opinion has been revised as requested.

If you have questions or comments concerning the matters discussed above, please call the undersigned at 816-983-8146 or Steve Carman at 816-983-8153.

Respectfully submitted,

/s/ Jeffrey T. Haughey

Jeffrey T. Haughey

JTH